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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Schedule 13D
Under the Securities Exchange Act of 1934

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IMMIX BIOPHARMA, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45258H106
(CUSIP Number)
GKCC, LLC
501 Silverside Road, Suite 87AVA
Wilmington, DE 19809
(302) 992-8882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2023
(Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 45258H106

1.	Name of Reporting Person Yekaterina Chudnovsky
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,255,734(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,255,734 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%(2)
14.	Type of Reporting Person IN

(1)
 Includes (i) 3,241,076 shares of Common Stock, (ii) 10,213 shares of Common Stock underlying Pre-Funded Warrants (as defined below) exercisable within 60 days, (iii) 1,111 shares of Common Stock underlying options granted to Ms. Chudnovsky as a member of the board of directors of the Issuer that will vest within 60 days, and (iv) 3,334 shares of Common Stock underlying options granted to Ms. Chudnovsky as a member of the board of directors of the Issuer that will vest within 60 days. Not included are 1,903,448 shares of Common Stock underlying Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.

(2)
 Percentage ownership is based on 16,286,818 shares of Common Stock of the Issuer outstanding as of August 11, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-41159) filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2023 (the “Form 10-Q”).

SCHEDULE 13D
CUSIP No. 45258H106

1.	Name of Reporting Person GKCC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,255,734(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,255,734 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%(2)
14.	Type of Reporting Person PN

(1)
 Includes (i) 3,241,076 shares of Common Stock and (ii) 14,658 shares of Common Stock underlying Pre-Funded Warrants (as defined below) exercisable within 60 days. Not included are 1,899,003 shares of Common Stock underlying Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation. The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares. Yekaterina Chudnovsky does not directly own any securities of the Issuer.

(2)	Percentage ownership is based on 16,286,818 shares of Common Stock of the Issuer outstanding as of August 11, 2023, as reported in the Form 10-Q.

SCHEDULE 13D
Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Immix Biopharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11400 West Olympic Blvd., Suite 200, Los Angeles, California 90064.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by GKCC, LLC, a Delaware limited liability company (“GKCC”), and Yekaterina Chudnovsky (“Ms. Chudnovsky” and together with GKCC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(b) The principal business address of the Reporting Person is 501 Silverside Road Suite 87AVA, Wilmington, DE 19089. The principal business of GKCC is investments.
(c) Ms. Chudnovsky is a member of the Board of Directors of the Issuer and is general counsel for a privately-held technology firm.
(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds
On August 21, 2023, the Issuer and GKCC entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which GKCC agreed to purchase 3,241,076 shares of Common Stock at a price of $1.94 per share and pre-funded warrants (“Pre-Funded Warrants”) to purchase 1,913,661 shares of Common Stock at a price of $1.9399 per Pre-Funded Warrant. The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per share, subject to certain adjustments. Certain shares underlying Pre-Funded Warrants are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.
Pursuant to the Securities Purchase Agreement, Ms. Chudnovsky was appointed to the board of directors of the Issuer for a term continuing until the Issuer’s 2024 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier resignation or removal. For her service on the board of directors, Ms. Chudnovsky will receive (i) 20,000 options to purchase shares of Common Stock which will vest in 36 equal monthly installments following August 22, 2023, subject to Ms. Chudnovsky’s continued service on the board of directors and (ii) 16,670 options to purchase shares of Common Stock which will vest in 10 equal monthly installments following August 22, 2023, subject to Ms. Chudnovsky’s continued service on the board of directors. Ms. Chudnovsky beneficially owns 4,445 shares of Common Stock underlying stock options that will vest within 60 days.
Item 4. Purpose of the Transaction
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.
The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts. Ms. Chudnovsky has been appointed to serve as a member of the Issuer’s board of directors. In such capacity, Ms. Chudnovsky may engage in communications with the Issuer’s board of directors, members of the Issuer’s management, other Issuer stockholders, financial and legal advisers to the Issuer, and other parties regarding the Issuer, including with respect to the Issuer’s operations, governance and control.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law (a) acquire beneficial ownership of additional Issuer securities in the open market, in privately negotiated transactions, or otherwise, (b) dispose of all or part of their holdings of Issuer securities, or (c) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a, b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 3,255,734 shares of Common Stock, which represents approximately 19.99% of the shares of Common Stock outstanding. Ms. Chudnovsky has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.  Certain shares underlying Pre-Funded Warrants are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.
The foregoing beneficial ownership percentage is based on a total of 16,286,818 shares of Common Stock outstanding as of August 11, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-41159) filed with the Securities and Exchange Commission on August 11, 2023.
(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.
(d) Ms. Chudnovsky’s descendants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held directly by GKCC.  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 is incorporated herein by reference.
Securities Purchase Agreement
Pursuant to the Securities Purchase Agreement, Ms. Chudnovsky was appointed to the board of directors of the Issuer for a term continuing until the Issuer’s 2024 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier resignation or removal.
Also pursuant to the Securities Purchase Agreement, the Issuer agreed to use commercially reasonable efforts to file a registration statement on Form S-1, Form S-3, or any other appropriate form within 30 days of the closing of the offering being made pursuant to the Securities Purchase Agreement (the “Offering”). Such registration statement would register for resale, on a continuous or delayed basis, the shares of Common Stock and the shares of Common Stock underlying the Pre-Funded Warrants issued to the Reporting Persons in the Offering. The Issuer agreed to use reasonable efforts to cause such registration statement to become effective within 45 days following the initial filing.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Securities Purchase Agreement, dated August 21, 2023, by and between the Issuer and the Reporting Persons incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on August 22, 2023)

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: August 30, 2023

Yekaterina Chudnovsky

/s/ Yekaterina Chudnovsky
Name: Yekaterina Chudnovsky